Exhibit (e)(3)

August 8, 2018

PRIVATE AND CONFIDENTIAL

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

Attention:        Scott Flora, Interim President and Chief Executive Officer

Dear Scott:

This letter agreement (the “Letter Agreement”) sets forth certain understandings between Stryker Corporation (“Stryker”) and Invuity, Inc. (the “Company” and, together with Stryker, the “parties” and each a “party”) with respect to discussions between the parties relating to a possible strategic business combination (a “Transaction”).

In consideration for the time, effort and expense incurred and anticipated to be incurred by Stryker in connection with pursuing a Transaction, from the date hereof until 11:59 p.m. Eastern time on September 7, 2018 (the “Exclusivity Period”), the Company shall not nor shall it authorize or permit any of its or any its subsidiaries, affiliates, directors, officers, employees, advisors or other representatives (collectively, the “Representatives”) to, directly or indirectly, (i) initiate or solicit, or knowingly facilitate or encourage any inquiries, discussions or proposals regarding an Alternative Transaction (as defined below), (ii) continue or participate in negotiations or discussions with respect to an Alternative Transaction, or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, an Alternative Transaction. Nothing contained herein shall prohibit the Company from taking and disclosing to its stockholders a position with respect to an Alternative Transaction, if required by Rule 14e-2(a) and Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During the Exclusivity Period, to the extent permitted under any legal or contractual obligation or duty of confidentiality to which the Company is bound or subject, the Company shall notify Stryker of any proposal it receives regarding an Alternative Transaction within one business day of receipt of any such proposal and shall include in such notice the identity of the person or group of persons involved as well as the material terms of such proposal.

The term “Alternative Transaction” means, other than any transaction involving Stryker or any of its affiliates, any (a) direct or indirect acquisition or purchase by any person or group (as such term is used under the Exchange Act) of more than fifteen percent (15%) of the voting securities of, or equity interests in (or securities convertible into or exchangeable for voting securities of, or equity interests in) the Company or any of its subsidiaries, (b) merger, consolidation, spin-off, sale or license of all or 15% or more of the assets of the Company and its subsidiaries, taken as a whole, or a recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or (c) other transaction which would reasonably be expected to impede, interfere with, prevent or materially delay a Transaction.

Confidential
Project Hawk
August 8, 2018
Page 2

Stryker and the Company understand and agree that no contract or agreement providing for a Transaction shall be deemed to exist between them unless and until a definitive written Transaction agreement approved by each party’s board of directors has been executed and delivered by the parties. The parties also agree that, unless and until such a definitive Transaction agreement has been executed and delivered by both parties, neither party shall be under any legal obligation to engage in a Transaction.

The provisions of this Letter Agreement may not be amended or modified, in whole or in part, except with the written consent of both parties hereto, and the provisions of this Letter Agreement may not be waived without the written consent of the party against whom such waiver would be sought to be enforced. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction to be invalid, illegal, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This Letter Agreement, and any dispute arising out of, relating to or in connection with this Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any principles of conflict of laws that would require application of the laws of a different jurisdiction. With respect to any action or proceeding between the parties arising out of or relating to this Letter Agreement, each party: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding will be heard and determined exclusively in accordance with the preceding clause (a), (c) waives any objection to laying venue in any such action or proceeding in such courts, and (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each party irrevocably waives any and all rights to trial by jury in any action or proceeding between the parties arising out of or relating to this Letter Agreement.

Stryker and the Company agree that the existence and contents of this Letter Agreement shall be kept strictly confidential, and each of Stryker and the Company agree that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its Representatives to, disclose the existence or contents of this Letter Agreement; provided that the parties may disclose the terms and existence of this Letter Agreement if required by law or legal process.

This Letter Agreement may be executed in counterparts (including via pdf), each of which will be deemed to be an original, but all of which will constitute one and the same agreement.

Confidential
Project Hawk
August 8, 2018
Page 3

If the terms of this Letter Agreement are in accordance with your understanding, please sign and return the enclosed duplicate of this Letter Agreement, whereupon this Letter Agreement will constitute a binding agreement between us.

Very truly yours,

STRYKER CORPORATION

By:	/s/ Dylan Crotty
	Name:	Dylan Crotty
	Title:	President, Stryker Instruments

Accepted and agreed to as of the date first above written:

INVUITY, INC.

By:	/s/ Scott D. Flora
	Name:	Scott D. Flora
	Title:	President / CEO

Date: 8/8/18